SEI Opportunity Fund, L.P.
                         c/o SEI Private Trust Company
                            One Freedom Valley Drive
                                 Oaks, PA 19456

                    IF YOU DO NOT WANT TO SELL FUND INTERESTS
                  AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
            THIS IS SOLELY A NOTIFICATION OF THE FUND'S TENDER OFFER.

December 19, 2008

Dear SEI Opportunity Fund, L.P. Investor:

We are writing to inform you of important dates relating to a tender offer by the SEI Opportunity Fund, L.P. (the "Fund"). IF YOU ARE NOT INTERESTED IN SELLING YOUR INTERESTS IN THE FUND AT THIS TIME, PLEASE DISREGARD THIS NOTICE AND TAKE NO ACTION.

The tender offer period will begin on December 24, 2008 and end at 5:00 p.m., Eastern Time, on January 26, 2009, unless extended. The purpose of the tender offer is to provide liquidity to Investors holding interests in the Fund. Investors may present interests in the Fund for purchase only by tendering them during one of the Fund's announced tender offers.

If you wish to tender all or any portion of your interests for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope. If you do not wish to tender all or any portion of your interests, simply disregard this notice.

All tenders of interests must be RECEIVED by the Fund's custodian, SEI Private Trust Company, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by 5:00 p.m., Eastern Time on January 26, 2009. You may confirm SEI Private Trust Company's receipt of your Letter of Transmittal by calling your account services director.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your account services director.

Sincerely,


SEI OPPORTUNITY FUND, L.P.